UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Green Dot Corporation

File No. 1-34819 - CF#34444

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Green Dot Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2016, as amended, and a Form 10-Q filed on May 10, 2017.

Based on representations by Green Dot Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 9, 2016	through May 31, 2024
10.1	10-Q	May 10, 2017	through May 31, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary